UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12)*

Empire Resorts, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

292052 10 7
(CUSIP Number)

Louis R. Cappelli

c/o Cappelli Enterprises, Inc.

115 Stevens Avenue

Valhalla, NY 10595

Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP

2 Park Avenue

New York, NY 10016

Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 28,333 (1)

	8.	Shared Voting Power: 1,637,371 shares (2)

	9.	Sole Dispositive Power: 28,333 (1)

	10.	Shared Dispositive Power: 1,637,371 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,665,704 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.58%% (3)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes options granted by Empire Resorts, Inc. (“Empire”) to Louis R. Cappelli (“Cappelli”) which are currently exercisable to purchase 25,000 shares of Empire’s Common Stock.

(2) These shares of Common Stock of Empire are owned directly by LRC Acquisition LLC (“LRC”).

(3) Based upon a total of 29,864,100 shares of Common Stock outstanding as of February 29, 2012 as reported by Bloomberg. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

On December 13, 2011, Empire completed a one-for-three reverse stock split in which every three shares of Empire’s pre-split Common Stock were automatically converted into one share of post-split Common stock (“Reserve Stock Split”). The total number of shares of Common Stock of Empire outstanding and the number of shares of Common Stock of Empire owned by each of Cappelli and LRC as reported on this Schedule 13D reflect share numbers after the completion of the Reserve Stock Split.

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CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,637,371 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,637,371 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,637,371 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.48% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) These shares of Common Stock of Empire Resorts, Inc. (“Empire”) are owned directly by LRC Acquisition LLC (“LRC”).

(2) Based upon a total of 29,930,840 shares of Common Stock outstanding as of February 29, 2012 as reported by Bloomberg. This percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

On December 13, 2011, Empire completed a one-for-three reverse stock split in which every three shares of Empire’s pre-split Common Stock were automatically converted into one share of post-split Common stock (“Reserve Stock Split”). The total number of shares of Common Stock of Empire outstanding and the number of shares of Common Stock of Empire owned by LRC as reported on this Schedule 13D reflect share numbers after the completion of the Reserve Stock Split.

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This Amendment No. 12 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 8 to Schedule 13D, effective as of February 5, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 9 to Schedule 13D, effective as of March 25, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 10 to Schedule 13D, effective as of August 21, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, and as further amended by Amendment No. 11 to Schedule 13D, effective as of December 13, 2010, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following immediately prior to the last paragraph thereof:

On January 25, 2011, Empire’s subsidiary, Monticello Raceway Management, Inc. (“MRM”), filed a complaint in the Sullivan County Court (the “Court”) against Concord Associates L.P. (“Concord”), an affiliate of Louis R. Cappelli. The lawsuit seeks amounts that MRM believes are owed to it under an agreement (the “Horsemen’s Agreement”) between Concord, MRM and the Monticello Harness Horsemen’s Association, Inc. (“Horseman’s Association”). Pursuant to the Horsemen’s Agreement, until the earlier to occur of the commencement of operations at the gaming facilities to be developed by Concord at the site of the former Concord Resort or July 31, 2010, the Company was to continue to pay to the Horsemen’s Association 8.75% of the net win from VGM activities at Monticello Casino and Raceway, and Concord was to pay the difference, if any, between $5 million per year and 8.75% of the net win from VGM activities (“VGM Shortfall”) during such period. MRM believes Concord owes it approximately $300,000 for the VGM Shortfall. On November 14, 2011, the court granted Concord’s motion to dismiss the cause of action for unjust enrichment and denied Concord’s motion to dismiss the breach of contract claim. On November 14, 2011, the court also denied MRM’s motion for summary judgment. The case is proceeding with discovery.

On October 4, 2011, Empire and MRM filed a proceeding under Article 78 of the Civil Practice Law and Rules of the State of New York against the Town of Thompson, the town board of the Town of Thompson (the “Town Board”), Thomas Brawley, as building inspector of the Town of Thompson, Concord and EPT Concord II, LLC (“EPT Concord”) in the Supreme Court of the State of New York, County of Sullivan. Empire and MRM filed the proceeding to challenge a determination made by the Town Board to extend two building permits previously issued to Concord. On February 22, 2012, the court dismissed this case. The time for appeal has not yet expired.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)	On December 13, 2011, Empire completed a one-for-three reverse stock split in which every three shares of Empire’s pre-split Common Stock were automatically converted into one share of post-split Common stock (“Reserve Stock Split”). The total number of shares of Common Stock of Empire outstanding and the number of shares of Common Stock of Empire owned by each of Cappelli and LRC as reported on this Schedule 13D reflect share numbers after the completion of the Reserve Stock Split.

Cappelli has a beneficial ownership interest in 1,665,704 shares of Common Stock representing approximately 5.58% of Empire’s Common Stock, consisting of: (i) an indirect ownership interest in an aggregate of 1,637,371 shares of Common Stock representing approximately 5.48% of Empire’s Common Stock, which shares of Common Stock are owned directly by LRC, and (ii) a direct ownership interest in an aggregate 28,333 shares of Common Stock, representing approximately 0.09% of Empire’s Common Stock. The 28,333 shares owned directly by Cappelli consist of: (i) 3,333 shares of restricted Common Stock granted on January 4, 2010 pursuant to the Company’s 2005 Equity Incentive Plan and (ii) options which are currently exercisable to purchase 25,000 shares of Common Stock.

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LRC has a direct ownership interest in 1,637,371 shares of Common Stock representing approximately 5.48% of Empire’s Common Stock. The foregoing is based upon a total of 29,930,840 shares of Common Stock outstanding as of February 29, 2012 as reported by Bloomberg, and the percentage was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

The following is a description of all transactions effected by LRC prior to the date hereof with respect to Empire’s Common Stock. The share numbers reported below reflect share amounts prior to the completion of the Reverse Stock Split. On April 29, 2008, LRC purchased 4,200,000 shares of Common Stock pursuant on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”). In September 2008, LRC also acquired 1,174,512 shares of Common Stock of Empire from Cappelli Resorts, LLC (“Cappelli Resorts”). Cappelli Resorts acquired such shares through a distribution by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Cappelli serves as the managing member and majority owner of both LRC and Cappelli Resorts, and though his interest in Cappelli Resorts, Cappelli also owns a controlling interest in Concord. Beginning in November 2010, LRC sold 267,201 of the 4,200,000 shares of Common Stock in a series of open market broker transactions, as reported on the following Form 4’s filed with the SEC by Cappelli: (i) the Form 4 filed with the SEC on November 24, 2010, (ii) the Form 4 filed with the SEC on November 29, 2010, (iii) the Form 4 filed with the SEC on December 1, 2010, and (iv) the Form 4 filed with the SEC on December 6, 2010. In addition, as set forth in more detail in Item 5(c) below, in a series of transactions on December 16, 2010, December 17, 2010 and December 20, 2010, LRC sold 195,197 shares of Common Stock in the aggregate.

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock other than the shares directly owned by such Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Act.

Paragraph (b) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(b)

Cappelli has sole voting and dispositive power over 28,333 shares of Common Stock, which consist of: (i) 3,333 shares of restricted Common Stock granted on January 4, 2010 pursuant to the Company’s 2005 Equity Incentive Plan and (ii) options which are currently exercisable to purchase 25,000 shares of Common Stock. Cappelli has shared voting and dispositive power over 1,665,704 shares of Common Stock, consisting of (i) the 28,333 shares of Common Stock described in the previous sentence, and (ii) the 1,637,371 shares of Common Stock owned directly by LRC

LRC has shared voting and dispositive voting power over 1,637,371 shares of Common Stock, which it owns directly. Louis R. Cappelli is the sole member and managing member of LRC.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following at the end thereof:

(c)

 On December 16, 2010, LRC sold an aggregate of 87,564 shares of Common Stock of Empire in a series of open market broker transactions at an average price of ranging from $1.10.

On December 17, 2010, LRC sold an aggregate of 91,198 shares of Common Stock of Empire in a series of open market broker transactions at an average price of ranging from $1.125.

On December 20, 2010, LRC sold an aggregate of 16,435 shares of Common Stock of Empire in a series of open market broker transactions at an average price of ranging from $1.106.

The transactions described in this Item 5(c) occurred prior to the completion of the Reverse Stock Split and, accordingly, the share numbers reported above reflect share numbers in effect prior to the completion of the Reverse Stock Split.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by deleting the last three paragraphs thereof in their entirety and replacing them with the following.

778,058 of the shares of Common Stock of Empire owned by LRC are pledged to Edward J. Minskoff (“Minskoff”) to secure certain loan obligations owed by LRC to Minskoff.

270,334 of the shares of Common Stock of Empire owned by LRC are pledged to Richard Ferrucci (“Ferrucci”), to secure certain loan obligations owed by LRC to Ferrucci.

Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by replacing in its entirety Exhibit 9 with the following:
Exhibit 9: Joint Filing Agreement, dated as of March 1, 2012, by and between the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2012

/s/ Louis R. Cappelli
LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ Louis R. Cappelli
Louis R. Cappelli, Managing Member